Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On May 20, 2021, CCC Information Services Inc. (“CCC”) issued the following press release.

CCC Information Services Inc. Announces First Quarter Fiscal 2021 Financial Results

CHICAGO, May 20, 2021/PRNewswire/ — CCC Information Services Inc. (“CCC”), a leading SaaS platform for the Property & Casualty insurance economy, today announced its financial results for the three months ended March 31, 2021.

“CCC’s first quarter performance benefitted from several positive trends across our business, and continued to demonstrate the significant value we deliver to all participants in the P&C insurance economy. Our first quarter results came in as expected, and our accelerating growth positions us well to deliver on our plan of double-digit revenue growth in the second quarter and for the full year (excluding First Party Clinical Services revenue which was divested in Q4 2020). Our customers are increasingly embracing digitization to improve efficiency, enhance the consumer experience, and manage the growing complexity of the auto insurance economy,” said Githesh Ramamurthy, Chairman & CEO of CCC.

“Our return to the public markets via our business combination with Dragoneer Growth Opportunities Corp. (DGNR) will position us to deliver more innovation and value to our customers going forward. CCC’s cloud platform is a key enabler of the P&C industry’s digital transformation, which is still in its early stages. We believe this provides a great opportunity for CCC to generate an attractive combination of top and bottom-line growth that will create significant value for shareholders.”

First Quarter 2021 Financial Highlights

Revenue

•

Total revenue was $157.8 million for the first quarter of 2021, compared to $159.2 million for the first quarter of 2020. Adjusted for the impact of the divestiture of a portion of our professional services casualty solution in December 2020, total revenue grew 7% in the first quarter of 2021.

Profitability

•

GAAP operating income was $7.2 million for the first quarter of 2021, compared with GAAP operating income of $14.1 million for the first quarter of 2020. Adjusted operating income was $50.2 million for the first quarter of 2021, compared with adjusted operating income of $39.8 million for the first quarter of 2020.

•

GAAP gross margin was $113.2 million, or 72%, for the first quarter of 2021, compared with GAAP gross margin of $104.2 million, or 65%, for the first quarter of 2020. Adjusted gross margin was $120.0 million, or 76%, for the first quarter of 2021, compared with adjusted gross margin of $108.7 million, or 74%, for the first quarter of 2020.

•

GAAP net loss was $5.1 million for the first quarter of 2021, compared with GAAP net loss of $25.3 million for the first quarter of 2020. Adjusted net income was $25.0 million for the first quarter of 2021, compared with adjusted net income of $15.7 million for the first quarter of 2020.

•	Adjusted EBITDA was $55.4 million for the first quarter of 2021, compared with adjusted EBITDA of $44.2 million for the first quarter of 2020.

Liquidity

•

CCC had $59.2 million in cash and cash equivalents and $1.3 billion of total debt at March 31, 2021. The Company generated $38.2 million in cash from operating activities and had free cash flow of $33.5 million during the first quarter of 2021, compared with $9.1 million generated in cash from operating activities and $3.1 million in free cash flow in the first quarter of 2020.

The information presented above includes non-GAAP financial measures such as “adjusted EBITDA,” “adjusted net income,” “adjusted operating income,” “adjusted gross margin,” and “free cash flow.” Refer to “Non-GAAP Financial Measures” for a discussion of these measures and reconciliations of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

1st Quarter and Recent Business Highlights

•

Announced the upcoming launch of an enterprise payments platform designed to power electronic payments across the insurance and automotive ecosystem. The expansion of CCC Payments will enable digital payments between insurers and their network of business partners including the more than 30,000 businesses connected to the CCC network. The solution is designed to reduce administrative costs and cycle time for insurers while improving customer satisfaction. Expected to launch in the second half of 2021, CCC Payments transactions initiated by insurers will be processed by Nvoicepay, a third-party financial technology company and leader in payment automation software.

•

Announced the upcoming launch of CCC® Estimate – STP, which is designed to deliver on the industry’s vision for straight-through auto claims processing. This new solution is designed to employ advanced AI, insurer-driven rules and CCC’s vast network connections to fully digitize the estimating process for qualified repairable claims, expanding the digitization of auto claims, speeding processing time and elevating the customer experience.

•

Announced a 50% year-over-year increase in claims processed with deep learning and that more than 5 million unique claims have been processed using a CCC deep learning AI solution. The growth in AI-enabled claims was driven by a 30% increase in the number of insurers deploying CCC’s AI solutions and an expansion of AI into multiple phases of the claims process. The growth in active AI models, which now exceed 300 that support client-specific rules, is powering more personalized claim decisions for both insurers and their customers.

•

Appointed Shivani Govil as CCC’s new Chief Product Officer. A seasoned executive in enterprise SaaS and AI technology, Govil now leads the company’s product strategy, product management, and marketing functions and is responsible for advancing the company’s strategic vision to deliver AI, IoT, customer experience and network management solutions. Govil joins CCC from Sage Software, where she was executive vice president, and before that SAP Ariba, where she launched the company’s AI product portfolio across a network of 3 million buyers and suppliers.

•

Hosted 31st annual CCC Industry Conference. More than 400 clients from across the P&C insurance economy – insurers, automakers, collision repairers, lenders, parts suppliers, and more – convened at the two-day, invitation-only virtual event to share insights and discuss next generation technology. Keynote presentations underscored the importance of the CCC Cloud, AI and digitization to drive advancements in an increasingly complex marketplace and showcased CCC’s commitment to innovation – featuring 25 product demonstrations.

Business Outlook

Based on information as of today, May 20th, 2021, the Company is issuing the following financial guidance:

	Second Quarter Fiscal 2021	Full Year Fiscal 2021
Revenue	$162 million to $164 million	$672 million to $678 million
Year-over-year revenue growth*	7% - 9%	6% - 7%
Adjusted EBITDA	$56 million to $58 million	$240 million to $245 million

*

We divested a portion of our casualty solution (specifically, the First Party Clinical Services) in December 2020. First Party Clinical Services revenue was $6.6 million and $34.7 million for our fiscal second quarter and year end 2020, respectively, which has a (5%) impact on our forecasted revenue growth range in the second quarter of 2021 and a (6%) impact for the full year 2021.

Conference Call Information

CCC will host a conference call today, May 20, 2021, at 5:00 p.m. (Eastern Time) to discuss the Company’s financial results and financial guidance. To access this call, dial 855-940-5321 (domestic) or 929-517-0421 (international). The conference ID number is 1711638. A live webcast of this conference call will be available on the Dragoneer Growth Opportunities Corp. (NYSE: DGNR) “Investor Relations” page (https://www.dragoneergrowth.com/DGNR/) and a replay will be archived on the website as well.

About CCC Information Services

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

CCC and the CCC logo are registered trademarks of CCC Information Services Inc.

Forward Looking Statements This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding future events, goals, plans and projections regarding the company’s financial position, results of operations, market position, product development and business strategy. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the ability to recognize the anticipated benefits of the proposed business combination (the “business combination”) of CCC’s parent corporation, Cypress Holdings, Inc. (the “Company”) and Dragoneer Growth Opportunities Corp. (“Dragoneer”); the impact of COVID-19 on CCC’s business and/or the ability of the parties to complete the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and CCC; costs related to the business combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the risk that the expansion of CCC Payments and launch of CCC Estimate are not as successful as anticipated or do not occur on the expected timing; the inability to maintain CCC’s listing of securities on the NYSE; changes in applicable laws or regulations; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4, as amended, filed by Dragoneer with the Securities and Exchange Commission (“SEC”) on May 14, 2021 (the “registration statement”) and those included under the header “Risk Factors” in the Dragoneer annual report on Form 10-K, as amended, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Non-GAAP Financial Measures

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”), including, but not limited to, “adjusted EBITDA,” “adjusted net income,” “adjusted operating income,” “adjusted gross margin,” and “free cash flow” in each case presented on a non-GAAP basis, and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s calculation of these non-GAAP measures may not be comparable to similarly-titled measures used by other companies.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures, Please refer to the reconciliations of these measures below to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP.

This press release also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections.

This press release contains financial forecasts with respect to the Company’s projected financial results, including revenue, year-over-year revenue growth and adjusted EBITDA, for the Company’s second quarter and fiscal year 2021. Neither the Company’s independent auditors, nor the independent registered public accounting firm of Dragoneer, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this press release, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those references under “Forward Looking Statements”. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Important Information and Where to Find It

In connection with the proposed business combination, Dragoneer has filed the registration statement on Form S-4, which includes a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Shareholders may obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary proxy statement/prospectus and, once available, definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s Form 10-K, as amended, filed with the SEC on May 13, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

(Unaudited)

	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,174	$162,118
Accounts receivable—Net of allowances of $3,931 and $4,224 for March 31, 2021 and December 31, 2020, respectively	67,873	74,107
Income taxes receivable	1,888	2,037
Deferred contract costs	11,876	11,917
Other current assets	32,646	31,586

Total current assets	173,457	281,765

SOFTWARE, EQUIPMENT, AND PROPERTY—Net	100,315	101,438
OPERATING LEASE ASSETS	45,656	—
INTANGIBLE ASSETS—Net	1,287,260	1,311,917
GOODWILL	1,466,884	1,466,884
DEFERRED FINANCING FEES, REVOLVER—Net	673	746
DEFERRED CONTRACT COSTS	14,678	14,389
OTHER ASSETS	16,293	18,416

TOTAL	$3,105,216	$3,195,555

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,519	$13,164
Accrued expenses	48,100	52,987
Income taxes payable	4,075	5,129
Current portion of long-term debt	13,846	25,381
Current portion of long-term licensing agreement—Net	2,579	2,540
Operating lease liabilities	10,137	—
Deferred revenues	28,100	26,514

Total current liabilities	124,356	125,715

FIRST LIEN TERM LOAN—Net	1,301,941	1,292,597
DEFERRED INCOME TAXES—Net	316,269	322,348
LONG-TERM LICENSING AGREEMENT—Net	35,671	36,331
OPERATING LEASE LIABILITIES	42,992	—
OTHER LIABILITIES	24,532	32,770

Total liabilities	1,845,761	1,809,761

MEZZANINE EQUITY:
Redeemable non-controlling interest	14,179	14,179

	March 31, 2021	December 31, 2020
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Common stock—Series A, $0.001 par; 3,000,000 shares authorized; 1,450,978 shares issued and outstanding at March 31, 2021 and December 31, 2020	1	1
Common stock—Series B, $0.001 par; 500,000 shares authorized; 33,178 and 29,785 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,514,544	1,501,255
Accumulated deficit	(269,005)	(129,370)
Accumulated other comprehensive loss	(264)	(271)

Total stockholders’ equity	1,245,276	1,371,615

TOTAL	$3,105,216	$3,195,555

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share amounts and per share data)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
REVENUES	$157,789	$159,208

COST OF REVENUES
Cost of revenues, exclusive of amortization of acquired technologies	38,013	48,387
Amortization of acquired technologies	6,580	6,575

Total cost of revenues	44,593	54,962

GROSS MARGIN	113,196	104,246

OPERATING EXPENSES:
Research and development	30,624	27,543
Selling and marketing	19,417	21,479
General and administrative	37,839	23,000
Amortization of intangible assets	18,077	18,077

Total operating expenses	105,957	90,099

OPERATING INCOME	7,239	14,147

INTEREST EXPENSE	(18,766)	(19,157)

GAIN (LOSS) ON CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	3,277	(21,147)

LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	(8,615)
OTHER INCOME—Net	87	140

PRETAX LOSS	(8,163)	(34,632)

INCOME TAX BENEFIT	3,079	9,380

NET LOSS INCLUDING NON-CONTROLLING INTEREST	(5,084)	(25,252)
Less: net loss attributable to non-controlling interest	—	—

	Three Months Ended March 31,
	2021	2020
NET LOSS ATTRIBUTABLE TO CYPRESS HOLDINGS, INC.	(5,084)	(25,252)
Net loss per share attributable to Class A and Class B common stockholders - basic and diluted	$(3.43)	$(17.07)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders - basic and diluted	1,483,107	1,479,574
COMPREHENSIVE LOSS:
Net loss including non-controlling interest	(5,084)	(25,252)
Other comprehensive gain (loss)—Foreign currency translation adjustment	7	(17)

COMPREHENSIVE LOSS INCLUDING NON-CONTROLLING INTEREST
Less: comprehensive loss attributable to non-controlling interest	—	—

COMPREHENSIVE LOSS ATTRIBUTABLE TO CYPRESS HOLDINGS, INC.	$(5,077)	$(25,269)

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,084)	$(25,252)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of software, equipment, and property	5,153	4,300
Amortization of intangible assets	24,657	24,652
Deferred income taxes	(6,079)	(12,932)
Stock-based compensation	12,654	3,230
Amortization of deferred financing fees	1,150	1,046
Amortization of discount on debt	194	124
Change in fair value of interest rate swaps	(3,277)	21,147
Loss on early extinguishment of debt	—	8,615
Non-cash lease expense	909	—
Other	15	—
Changes in:
Accounts receivable—Net	6,184	428
Deferred contract costs	41	(145)
Other current assets	(1,061)	1,236
Deferred contract costs—Non-current	(288)	(308)
Other assets	2,106	(1,315)
Operating lease assets	2,372	—
Income taxes	(907)	3,524
Accounts payable	4,344	(369)
Accrued expenses	(4,348)	(19,062)
Operating Lease liabilities	(1,655)	—
Deferred revenues	1,580	261
Other liabilities	(426)	(79)

Net cash provided by operating activities	38,234	9,101

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of software, equipment, and property	(4,637)	(5,444)
Purchase of intangible asset	(49)	(560)

Net cash used in investing activities	(4,686)	(6,004)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of non-controlling interest in subsidiary	—	14,179
Principal payments on long-term debt	(3,462)	(378,462)
Proceeds from issuance of long-term debt, net of fees paid to lender	—	369,792
Proceeds from borrowings on revolving lines of credit	—	65,000
Proceeds from issuance of Series B common stock	1,007	—
Payment of fees associated with early extinguishment of long-term debt	—	(29)
Proceeds from exercise of stock options	503	242
Repurchases of Series B common stock	—	(84)
Dividend to stockholders	(134,549)	—

Net cash (used in) provided by financing activities	(136,501)	70,638

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9	(26)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(102,944)	73,709
CASH AND CASH EQUIVALENTS:
Beginning of quarter	162,118	93,201

End of quarter	$59,174	$166,910

NONCASH INVESTING AND FINANCING ACTIVITIES:
Unpaid liability related to software, equipment, and property	$24	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$17,422	$17,913

Cash paid for income taxes—Net	$3,906	$28

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF GROSS MARGIN TO ADJUSTED GROSS MARGIN

(In thousands, except margin percentage data)

(Unaudited)

	Three months ended March 31,
(amounts in thousands)	2021	2020
Gross Margin	$113,196	$104,246
First Party Clinical Services—Gross Margin	—	(2,249)
Amortization of acquired technologies	6,580	6,575
Stock-based compensation	219	79

Adjusted Gross Margin	$119,954	$108,651

Gross Margin Percentage	72%	65%
Adjusted Gross Margin Percentage	76%	74%

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION GAAP OPERATING INCOME TO ADJUSTED OPERATING INCOME

(In thousands)

(Unaudited)

	Three months ended March 31,
(dollar amounts in thousands)	2021	2020
GAAP Operating Income	$7,239	$14,147
Stock-based compensation expense	12,654	3,230
Lease Abandonment	909	—
Lease overlap costs	925	—
Net costs related to divestiture	772	—
Business combination transaction costs	3,002	—
Amortization of intangible assets	18,077	18,077
Amortization of acquired technologies—Cost of revenue	6,580	6,575
First Party Clinical Services—Revenue	—	(11,652)
First Party Clinical Services—Cost of revenue	—	9,403

Adjusted Operating Income	$50,158	$39,780

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three months ended March 31,
(dollar amounts in thousands)	2021	2020
Net loss	$(5,084)	$(25,252)
Interest expense	18,766	19,157
Income tax benefit	(3,079)	(9,380)
Amortization of intangible assets	18,077	18,077
Amortization of acquired technologies—Cost of revenue	6,580	6,575
Depreciation and amortization related to software, equipment and property	5,153	4,300

EBITDA	40,413	13,477
(Gain) loss on change in fair value of interest rate swaps	(3,277)	21,147
Stock-based compensation expense	12,654	3,230
Loss on early extinguishment of debt	—	8,615
Business combination transaction costs	3,002	—
Lease abandonment	909	—
Lease overlap costs	925	—
Net costs related to divestiture	772	—
First Party Clinical Services—Revenue	—	(11,652)
First Party Clinical Services—Cost of revenue	—	9,403

Adjusted EBITDA	$55,398	$44,220

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED NET INCOME

(In thousands)

(Unaudited)

	Three months ended March 31,
(dollar amounts in thousands)	2021	2020
GAAP Net Loss	$(5,084)	$(25,252)
Stock-based compensation expense	12,654	3,230
Lease Abandonment	909	—
Lease overlap costs	925	—
Net costs related to divestiture	772	—
Business combination transaction costs	3,002	—
(Gain) loss on change in fair value of interest rate swaps	(3,277)	21,147
Loss on early extinguishment of debt	—	8,615
Amortization of intangible assets	18,077	18,077
Amortization of acquired technologies—Cost of revenue	6,580	6,575
First Party Clinical Services—Revenue	—	(11,652)
First Party Clinical Services—Cost of revenue	—	9,403
Tax effect of adjustments	(9,551)	(14,403)

Adjusted Net Income	$25,007	$15,740

CYPRESS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES TO FREE CASH FLOW

(In thousands)

(Unaudited)

	Three months ended March 30,
(dollar amounts in thousands)	2021	2020
Net cash provided by operating activities	$38,234	$9,101
Less: Purchases of software, equipment, and property	(4,637)	(5,444)
Less: Purchase of intangible assets	(49)	(560)

Free Cash Flow	$33,548	$3,097

CONTACT: Investor Contact: Brian Denyeau, ICR, LLC, 646-277-1251, IR@cccis.com, Media Contact: Michelle Hellyar, Director Public Relations, CCC Information Services Inc., mhellyar@cccis.com